Exhibit 99.2

Foremost Clean Energy Ltd.

(Formerly Foremost Lithium Resource & Technology Ltd.)

Management’s Discussion and Analysis

For the six-month period ended September 30, 2024

NASDAQ: FMST                                 CSE: FAT

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

MANAGEMENT DISCUSSION AND ANALYSIS

This MD&A is dated as of November 14, 2024.

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of November 14, 2024, and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or the “Company”) for the period ended September 30, 2024, with the related notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As permitted by the rules of the U.S. Securities and Exchange Commission for foreign private issuers, we do not reconcile our financial statements to United States generally accepted accounting principles.

All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada, which can be obtained from www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) in the United States, which can be obtained from www.sec.gov.

On August 22, 2023, the Company began trading on NASDAQ under the symbols FMST and FMSTW.

FORWARD-LOOKING STATEMENTS

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital and regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including: that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; and that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others: actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations; other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities; and as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

The technical information in this MD&A has been reviewed by Matthew Carter, P.Geo (Dahrouge Geological Consulting Ltd.) Lindsay Bottomer, P. Geo, Mark Fedikow,PhD P. Geo, and Michael Feinstein, PhD, CPG, who are Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

DESCRIPTION OF BUSINESS

Foremost Clean Energy is an is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec.

SUBSIDIARY

The Company’s subsidiary, Sierra Gold & Silver Ltd, (“Sierra”) holds the Company’s Winston property located in New Mexico, U.S.

GOING CONCERN

The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2024, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.  Any such adjustments may be material.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the wars in Palestine and Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	September 30, 2024	March 31, 2024

Working capital deficit	$(3,287,973)	$(1,247,161)
Deficit	$(23,583,790)	$(21,481,123)

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

MINERAL PROPERTIES

Athabasca Property

On October 7, 2024, the Company entered into an option agreement with Denison Mines Corp. (“Denison”), to acquire up to a 70% interest in The Athabasca Property is comprised of 10 uranium exploration properties covering over 330,000 acres in the Athabasca Basin in Northern Saskatchewan.

Ownership Details

The Athabasca Property is comprised of 45 claims known as the Blackwing, Murphy Lake South (crab claw), GR, CLK, Torwalt Lake, Turkey Lake, Epp Lake, Marten, Wolverine, and Hatchet Lake properties in the Athabasca Basin of Saskatchewan, covering 134,509 hectares. Denison currently has 100% ownership in all of the properties except for Hatchet Lake, which is subject to a joint venture agreement with Eros Resources Corp., with Denison currently holding a 70.15% ownership interest.

Under the terms of the option, the Company may acquire up to 70% of Denison's interest in the exploration properties. In the case of Hatchet Lake, Foremost may earn up to a 51% interest in the Hatchet Lake joint venture, representing slightly over 70% of Denison's current ownership interest.

The Option Agreement contains three (3) phases, as summarized below:

Phase 1

Subsequent to September 30, 2024, the Company earned a 20% interest in the Exploration Properties (14.03% for Hatchet Lake), by completing the following:

●	Issued 1,369,810 common shares;
●	Appointed a Technical Advisor to Foremost at Denison's election; and
●

Entered into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two (2) individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

Phase 2

To earn an additional 31% interest in the Exploration Properties (21.75% for Hatchet Lake), on or before October 7, 2027, Foremost must:

●	Pay Denison $2,000,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
●	Incur $8,000,000 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 2 are not satisfied, Foremost shall forfeit the entirety of its interests in and rights to the Exploration Properties.

Phase 3

To earn an additional 19% interest in the Exploration Properties (15.22% for Hatchet Lake), on or before October 7, 2030, following the successful completion of Phase 2, Foremost must:

●	Pay Denison a further $2,500,000 in cash or common shares or a combination thereof, at the discretion of Foremost; and
●	Incur a further $12,000,00 in exploration expenditures on the Exploration Properties.

If the conditions of Phase 3 are not satisfied, Foremost shall forfeit a portion of its interests in and rights to the Exploration Properties such that Denison's interests in each of the Exploration Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of either Phase 2 or Phase 3 (as applicable) of the Option Agreement, the parties will enter into a joint venture agreement in respect of each of the Exploration Properties.

On October 7, 2024, the Company also issued 425,682 common shares at a value of $1,670,119 for finder’s and advisory fees for the acquisition of Athabasca Property.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Exploration update

The Hatchet Lake Uranium Property

On October 22, 2024, the Company announced positive preliminary results from an 889 metre, four-hole diamond drill was recently completed at the Hatchet Lake Uranium Property, located in the prolific Athabasca Basin region of northern Saskatchewan. Highlights from preliminary results of the Drill Program include:

●	Elevated radioactivity of up to 360 counts per second (“cps”) associated with a post-Athabasca reverse fault observed from drill hole RL-24-29.
●

A shear zone with locally reactivated graphitic-pyritic faults was intersected approximately 80 metres below the unconformity in drill-hole TF-24-12. The projection of these structures to the unconformity represents a compelling target for future follow-up.

Drill core samples from the 2024 drill program at Hatchet have been sent to the SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan for analysis and results are pending.

The Zoro Lithium Property

The Zoro Lithium Property is comprised of 16 claims over 8.377 acres (3,390 hectares) located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg and consists of the Zoro 1 Agreement and the Green Bay and Strider Agreements.

Ownership Details

Zoro I Agreement

The Zoro 1 claim totals approximately 52 hectares in size and was purchased for the price of 140,000 common shares of the Company, $50,000 in cash and a non-interest-bearing promissory note for $100,000 (paid). In addition, the Company paid a finder’s fee of 20,000 common shares to an arm’s length third party in connection with the acquisition of the Zoro 1 claim. The Company has earned a 100% undivided interest in the claim. Further details of the Company’s acquisition of the Zoro 1 claim are included in the Company’s financial statements and annual filings.

Strider and Green Bay Agreement

The Company has earned a 100% interest in all lithium-bearing pegmatite dykes on the 15 additional claims in the Strider and Green Bay Agreements by paying $500,000 in cash and by issuing $500,000 in shares (107,150 shares issued). Both property agreements are each subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, from Strider Resources (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production on the property. During the option period, the Company is responsible for carrying out and all administering exploration, development, and mining work on the property and for maintaining the property in good standing.

Exploration at the Zoro Lithium Property

Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of spodumene bearing pegmatites. Metallurgical studies were undertaken on material collected from four 2018 drill holes at Dyke 1. The successful drill testing of Mobile Metal Ions (“MMI”) soil geochemical anomaly in 2017 and the discovery of the high-grade lithium-bearing Dyke 8 has provided the rationale for expanding these surveys to the remainder of the property.

A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke’s deeper levels (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472-metre, 19-hole drill program, as described in Company’s news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a MMI soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight. Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 m of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company announced assay results from the fifth drilling program at Zoro on July 3, 2019, completing a total 3,054 m of drilling in 22 holes. A total of five new pegmatite dyke have been identified to date, bringing the total to 13, and the drilling extended the limits at Dyke 8, which has been intersected by six holes from two of the Company’s drilling campaigns. The Company has posted the results of all drill programs and laboratory testing on its website at www.foremostlithium.com.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Drill Programs

2022 Drill Program Highlights

On April 26, 2022, the Company announced its first drill had been completed since 2018 with a ten-hole 1,509-metre drill program designed to test MMI soil geochemical anomalies. Highlights include a sixteenth spodumene-bearing pegmatite dyke discovery. This pegmatite was intersected by two drill holes, DDH FM22-70 and was drilled at -50 degrees inclination. Two pegmatite intercepts totaling 4.9 m with up to 15% light green spodumene crystal aggregates were obtained. A second hole, DDHFM22-70B, was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a five-m intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt.

In 2022 DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite and intersected three discrete pegmatites. A 4.5 m spodumene-bearing pegmatite intersected between 70.45 and 75.89 m before being truncated by a fault. This intercept is 37 m below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite intersected below the fault between 84.4 and 86.65 m, and a third between 148.75 m and 152.65 m. To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m below surface. Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in five core samples over 5.44 m and 0.05% Li2O in each of two core samples over 2.25 m from the second pegmatite intersection (Table 1). A third pegmatite intersected over 3.91 m in DDHFM22-071 assayed 0.09-0.21% Li2O with the highest concentrations for related metals Cs (1440 ppm) and Nb (137.9 ppm); (sample 423028; Table 1). Tantalum analyses from Dyke 8 core samples vary between 30.2 ppm and 88.5 ppm. See a full list of assay results below in Table 1.

Table 1. Zoro 2022 Drill Results – Summary of NQ core assay results for lithium and related metals from spodumene-bearing pegmatites and pegmatites without visible

	NQ Core Sample	Depth (m)	Width (m)	Li ppm	Li20%	Cs ppm	Nb ppm	Ta ppm
DDHFM22-07	423011	32.44-33.24	0.8	203	0.04	296	137	86.6
	423012	33.24-34.0	0.76	1040	0.22	226	116.2	89.7
	423013	34.0-35.0	1	6220	1.33	260	84.3	58.8
	423014	35.0-35.8	0.8	4000	0.86	253	97.1	47.4
DDHFM22-070B
	423015	43.21-44.0	0.79	200	0.04	395	107.9	65.3
	423016	44.0-45.0	1.0	3030	0.65	225	74.9	28.3
	423017	45.0-46.0	1.0	4890	1.05	319	113.3	35.7
	423018	46.0-47.0	1.0	4460	0.96	301	111.5	35.7
	423019	47.0-48.13	1.13	4030	0.86	476	106.5	61.9
Dyke 8
DDHFM22-071
	423021	70.45-71.30	0.85	563	0.12	328	99.9	63.1
	423022	71.30-72.30	1.0	4030	0.86	384	57.1	30.2
	423023	72.30-73.30	1.0	1770	0.38	562	61.3	46.2
	423024	73.30-74.27	0.97	1170	0.25	362	92.6	52.8
	423025	75.20-75.89	0.69	659	0.14	565	135	55.2
	423026	84.40-85.50	1.10	275	0.05	330	49.6	31.6
	423027*	85.5-86.65	1.15	246	0.05	414	62.8	34.3
	423028*	148.74-149.4	0.65	1000	0.21	1440	137.9	88.5
	423029*	150.76-151.7	0.94	440	0.09	777	67.3	32.8
	423031*	151.7-152.65	0.95	429	0.09	539	90.4	59.3

* Refers to no visible spodumene observed in core sample

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

2024 Winter Drill Program

On August 16, 2024, positive results from completed 5,826-metre drilling campaign at its Zoro Lithium Property. The drilling program targeted untested mineralization at depth, south-east of Dyke 1, the Company's maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s filed Regulation SK-1300 Technical Report Summary (2023) and NI 43-101. Technical report (2018). Assay results included 1.52% Li2O over 5.02 m in drill hole FL24-009, 1.10% Li2O over 9.88 m in drill hole FL24-010, and 0.80% Li2O over 9.05 m in drill hole FL24-020.

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth. Figure 1 (above) illustrates the drill hole locations, displaying multiple 50-meter step-outs perpendicular to the strike of Dyke 1. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265-meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness. See table 2 below for full assay results.

Table 2. Summary for NQ core assay results¬ for lithium and related metals from the 2024 Winter drill campaign at Dyke 1.

Zoro Property Report

	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 -201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 205.00	1.03	2341	0.504	170	19.4
FL24-009	FL009-061	235.98 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 240.09	1.10	7493	1.613	303	39
	FL009-066	240.09 241.00	0.91	6567	1.414	247	49.8
FL24-010	FL010-024	176.22 176.85	0.63	5036	1.084	375	70.5
	FL010-026	176.85 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 186.10	1.02	4687	1.009	520	102
FL24-020	FL020-029	232.00 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 241.05	1.05	6215	1.338	215	34.1

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

NI 43-101 Technical Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Lithium Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 ppm Rb and 43 ppm Ta (at a cut-off of 0.3% Li2O). Dyke 1 is open at depth and to the north and south where additional exploration is ongoing. The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan P. Geo., an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of sixteen known spodumene-mineralized pegmatite dykes on the property. The remaining dykes are currently the object of ongoing exploration including drill-testing.

Inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. Please refer to the Company’s new release dated July 9, 2018, for further details regarding this resource estimate and the methodologies, procedures and assumptions used to estimate same. The Company has filed the NI 43-101 Technical Report on SEDAR+.

Zoro Dyke 1 Positive Metallurgy

On May 26, 2022, the Company announced that it has contracted XPS Expert Process Solutions (a Glencore company) to develop a process to develop and refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product. The objective is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products.to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector. The project was undertaken at XPS’s Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation (“DMS”), flotation, pyrometallurgy and hydrometallurgy.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed HLS, DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. Phase one, which were released in December of 2022 – The HLS (heavy liquid separation) and DMS (dense media separation) test work concluded Dyke 1 spodumene mineralization is amenable for production producing a final spodumene concentrate assaying 5.93% Li2O, with a lithium recovery of 66.9% in 26.5% mass after magnetic separation. Phase Two of the project which was released in March of 2023– DMS and flotation of DMS Middlings together achieved a global lithium recover of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that our spodumene concentrate is capable of producing both battery grade lithium products, lithium carbonate (Li2CO3) or lithium hydroxide (LiOH), while returning an extremely favourable OPEX/CAPEX to our Company.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Drill core for assay purposes was sawn in half after logging and core mark-up by the Company’s geologist. Samples were collected based on an appropriate sample interval and washed to remove mud from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number written on the bag. An assay tag was inserted into the sample bag, one tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch.

All data used to estimate the above reported mineral resource estimate, including sampling, analytical and test data, has been verified by Scott Zelligan, P.Geo., from the original sources. This includes a site visit to the Zoro Lithium Project, review of previously drilled intervals in person and a comparison of the drill hole database to drill logs and assay certificates.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Jean Lake Lithium-Gold Property

The Jean Lake property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the town of Snow Lake, Manitoba, Canada, consisting of five mineral claims covering approximately 2,476 acres (1,002 hectares). The Jean Lake property occurs in a geological terrain (the Flin Flon-Snow Lake greenstone belt) historically recognized as significantly endowed with gold and base metals and new developing lithium resources.

Ownership Details

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) to acquire a 100% interest in the Jean Lake lithium-gold project. The option agreement provides that in order for the Company to earn a 100% interest in the project it is required to make the following cash payments and share issuances to Mount Morgan and incur the following project exploration expenditures as follows:

a)	pay $25,000 in cash (paid) and issue common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;

b)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,704 shares issued) and incur $50,000 in exploration expenditures (incurred) on or before July 30, 2022;

c)	pay $50,000 in cash (paid), issue $50,000 in common shares (6,128 shares issued) and incur $100,000 (accumulated) in exploration expenditures (incurred) by July 30, 2023;

d)	pay $50,000 in cash (paid), issue $50,000 in common shares (12,106 shares issued) and incur $150,000 (accumulated) in exploration expenditures (incurred) by July 30, 2024; and

e)	pay $75,000 in cash, issue $75,000 in common shares and incur $200,000 (accumulated) in exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

Exploration at the Jean Lake Property

The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. Assay results of the high-grade spodumene-bearing Beryl pegmatite dykes from two locations on the “Beryl” or B1, B2 pegmatites gave a range of 3.89-5.17% Li2O in five samples. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team also confirmed the presence of this gold mineralization.

Drill Program 2023 Highlights

A drill program was announced on November 21, 2022, of which the Company identified 14 targets through a combination of prospecting and airborne geophysics. The drill program tested a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting and commenced on December 2, 2022. In June 2023, we provided the results of the 3,002 m meters inaugural diamond drill program. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses.

On June 6, 2023, the Company announced that assay results were received from 246 NQ core samples collected from their now completed diamond drill program. The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The results of the program have confirmed lithium at the B1 pegmatite but has made a serendipitous new gold discovery on the property.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Results

The Jean Lake drill program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. Details of the lithium and gold intersections are provided in the summary of gold and lithium hole results below in Table 3

Table 3. Summary of Gold and Lithium Intersections in Drill Holes

Hole ID	Easting	Northing	Strike	Dip	Depth	Intercept in Metres
FM23-01A	452688	6076420	205	-66	62m	1.26% Li2O over 0-3.35m
FM23-01A	452688	6076420	205	-66	62	2.46 g/t Au over 3.70m from 41.30m-45m
FM23-04A	452743	6076529	90	-45	80	11.27 g/t Au over 2.75m from 73.75m-76.5m including 91.8 g/t Au over 0.32mfrom 74.74 - 75.06m
FM23-08	452877	6076534	245	-45	134	1.44 g/t Au for 0.32m from 11.33m-11.65m and 7.50 g/t Au for 7.66m from 94.35m-102.01m including 29.95 g/t Au for 1.77m from 94.35m-96.12m and 1.28 g/t Au for 0.3m from 107.6m-107.9m
FM23-08A	452878	6076543	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m
FM23-13	452667	6076898	270	-45	125	0.94 g/t Au for 1.23m from 121.30m-122.53m
FM23-14	452732	6076854	270	-45	158	1.23 g/t Au for 2.85m from 151.24m-154.09m
FM23-22	450367	6073940	314	-45	125	3.04 g/t Au for 0.68m from 102.92m-103.6m
FM23-25	452347	6076330	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Quality Control and Quality Assurance on The Jean Lake Drill program follows the same protocols as that were followed in the Zoro Drill Program. See– Zoro Property – Chain of Custody, Quality Control and Quality Assurance and Data Verification” for discussion of quality control.

Grass River Property

The Grass River Property is an exploration stage property consisting of 29 claims covering 15,664 acres/6,339 hectares located 30 km east of the historic town of Snow Lake, 6.5 km east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop1, and 7 drill-indicated spodumene-bearing pegmatite dykes2.

Ownership Details

The Property was acquired by on the ground staking after a review of the geological characteristics of the terrain. The claims were registered with the Manitoba Mining Recorder in the name of Foremost Lithium on January 18, 2022, and originally consisted of 27 claims and 14,873 acres/6,019 hectares for a total cost of $40,500. On April 3, 2023, the Company announced that an additional 2 claims were staked to increase the number of claims from 27 to 29 and the total property area by 790 acres/320 hectares, to a total amalgamated 15,664 acres/6,339 hectares at a total cost of $3,000. The two new claims provide linkage between the Peg North Lithium Property and Grass River Claims thereby allowing the application of assessment credits earned from exploration on either property applicable to both, and provides the Company 100% interest in and to those certain undersurface mineral rights of all the staked claims.

During the period ended September 30, 2024, the Company incurred $130 (March 31, 2024 -$1,755) in claim filing fees.

______________________________

1 Cancelled Assessment File 90611, Manitoba Mining Recorder, Manitoba Natural Resources and Northern Development

2 Bailes, A.H. 1985: Geology of the Saw Lake area, Geological Report GR83-2, 47 pages and Map GR83-2-1

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Peg North Property

The Peg North Property is an exploration stage property covering 16,697 acres (6,757 hectares) located in the historic mining district of Snow Lake, Manitoba, and is the largest and newest of the Lithium Lane Properties. It captures the northern extension of the Crowduck Bay fault which is a focal point for the development of lithium-enriched pegmatite dyke clusters.

Ownership Details

On June 28, 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. Under the terms of the option agreement, in consideration for making aggregate cash payments of $750,000, issuing Strider Resources common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the fifth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR") (the "First Option"), The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below.

a)	the issuance of $750,000 in cash from the Company as follows;
i.	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii.	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii.	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv.	a cash payment of $150,000 on or before June 28, 2025;
v.	a cash payment of $150,000 on or before June 28, 2026;
vi.	a cash payment of $150,000 on or before June 28 2027; and

b)	the issuance of $750,000 in shares of the Company as follows;
i.	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii.	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii.	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);
iv.	the issuance of $150,000 in common shares on or before June 28, 2025;
v.	the issuance of $150,000 in common shares on or before June 28, 2026;
vi.	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 ($861,628 incurred as of September 30, 2024) due on or before June 28, 2027.

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1.5 million (the “Second Option”) at any time prior to commencement of commercial production.

Non-Core Properties

Jol Property, Manitoba, Canada

On July 12, 2022, we completed the acquisition of 100% of the interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”) by paying $8,000 cash and with the issuance of 364 shares, valued at $2,454. The MB3530 Property is subject to a 2% NSR. During the year ended March 31, 2024, the Company incurred a $1,276 expense in claim filing fees.

Lac Simard South, Quebec, Canada

In May 2023, we acquired Lac Simard South Property, located in the Province of Quebec, amending a property acquisition agreement to purchase 100% interest in and to those certain undersurface mineral rights comprising a total of 60 claims, covering 8,612 acres (3,485 hectares). In consideration for the property, we paid to the arm length vendors cash consideration on May 12, 2023, plus common share issuance after closing. In consideration for the property, we paid to the vendors cash consideration of $17,500 plus GST on May 12, 2023, and we paid an additional $17,500 plus GST in September 2023. In addition, we issued a total of 10,700 common shares of the Company at a deemed price of $7.50 per common share under terms as set forth therein and subject to a 4-month hold. The Company has now earned a 100% interest in Lac Simard South property.

The Company staked an additional 20 mineral claims on the Lac Simard South Property contiguous to the 60 claims to complete the final aggregate land size of 11,482 acres (4,647 hectares), and the total number of claims to 80.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Winston Property, New Mexico, U.S.

The Winston Property is comprised of three historic mines on 147 unpatented lode mining claims, including the four (4) Little Granite Claims (the “LG Claims”) and (2) patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), for a total of 149 total mining claims across 3,000 acres. It is situated in northwestern Sierra County, New Mexico, U.S.A. approximately 45 miles (72.4 km) northwest of the town of Truth or Consequences and is coincident with the 18.0 mile long north-south X 8.0 mile wide east-west (19.3 km long x 9.7 km wide) Chloride Sub-District. The Company controls, subject to certain underlying royalties, a 100% interest in the Winston property located in Sierra County, New Mexico, U.S. (the “Winston Property”).

Ownership Details

On October 2014 the Company entered into an option agreement through its US subsidiary to acquire up to an 80% interest of the Winston Property, which at that time was comprised of 102 unpatented lode claims, including the Little Granite Gold Claims, in addition to the 2 patented Ivanhoe/Emporia Claims (108 claims in total). On May 15, 2017, the Company, through its US subsidiary Sierra Gold & Silver Ltd., closed a definitive purchase agreement to acquire 100 % rights, title and interest of the Winston Property. A total aggregate of $240,000 CND was paid, and 88,000 Common Shares were issued to the Optionors’ valued at $341,500 to complete the property acquisition.

Ivanhoe/Emporia

In accordance with the terms and condition of the underlying purchase agreement, the Company is required to pay the original owner of the Ivanhoe/Emporia claims what remains due and owing on the original $500,000 USD purchase price to complete the acquisition of the Ivanhoe/Emporia. The Company’s minimum Monthly Payment is a royalty payment subject to the average market price of silver. All royalty payments by the Company under the minimum monthly royalty or production royalty payments (the “Monthly Payments”) reduces the amount owing every month towards the balance remaining on the purchase price.

As of September 30, 2024, past payments totaling $221,055 USD (March 31, 2024 - $201,535 USD) have been applied against the $500,000 USD purchase price. The accrued minimum monthly royalty payments outstanding as of September 30, 2024, totals $376,966 or $278,945 USD (March 31, 2024 - $301,967, or $222,975 USD). The remaining purchase price of $250,445 USD may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. Only the permanent production royalty of a 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will be the only remaining encumbrance after the property purchase price is paid in full.

Little Granite

On December 14, 2022, we announced that the Company acquired a 100% interest in the Little Granite Claims in the Winston Group of Properties Gold/Silver Project by successfully negotiating the final cash payment required to exercise its option on in October 2022 from $380,000 USD to $75,000 USD which was satisfied through the issuance of a non-interest-bearing promissory note to an arm’s length vendor. An initial $25,000 USD payment was made on October 15, 2022, and the final two $25,000 USD payments were paid on April 15, 2023, and October 15, 2023. Prior to closing on the revised final cash payment of $75,000 USD, the Company had paid a total aggregate of $111,111 USD to Silver Rose towards the purchase.  Following these amendments, Rio acquired The Little Granite Property for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms.

Additional Unpatented Claims

To maintain the unpatented claims in good standing, we must pay annual claim maintenance fees of $200 per claim by September 1 of each year to the Federal Bureau of Land Management (“BLM”) and file annual maintenance documents to the BLM and Sierra and Catron County Clerk’s office. There are no encumbrances on the 147 unpatented BLM lode claims.

The Winston Property is in Good Standing.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Exploration at the Winston Property

Michael Feinstein, PhD, CPG, QP, visited the Winston Project area on ten separate occasions since October 2020 and spent more than 3 months, cumulatively, on the Property. He conducted confirmatory sampling of the known historic mines, as well as geologic reconnaissance sampling along the mineralized corridor; most recently visited in September 2023 during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization.

The Company mobilized a field crew to the Winston project in early October of 2020. The crew evaluated the best options for access and logistical support of the planned Phase 1 program focused on the Little Granite Mine area. The Phase 1 program consisted of soil and rock geochemical sampling, geological mapping, with particular focus on structural controls of the silver-gold mineralization and possibly ground geophysics, and terrain mapping using a drone as disclosed in our April 2021, news release.

In February of 2021, the Company reported the results of recent sampling on its Winston project. High grade gold and silver values were confirmed from three historic mines, Ivanhoe, Emporia and Little Granite, in the south part of the Company’s land holdings. 20 ore characterization samples from these three mines returned peak values of 66.5 g/t gold and 2940 g/t silver from Little Granite, 26.8 g/t gold and 1670 g/t silver from Ivanhoe and 46.1 g/t gold and 517 g/t silver from Emporia.

Detailed sample results are listed below. The samples were obtained as part of the initial geological evaluation of the property, during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization. High grade mineralization was confirmed at the Little Granite, Ivanhoe and Emporia mine sites.

These samples were collected by Dr. Michael Feinstein, of Mineoro Explorations, during three visits to the project between October and December of 2020. Numerous samples were collected throughout the project area, and historic mine sites were visited several times. Multiple, overlapping phases of alteration and mineralization are evident throughout as illustrated in the sample photos following. The ore characterization samples were collected to better understand which phases are of greatest economic interest. The results confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization.

Current plans for follow-up work include additional geochemical sampling, geological mapping and claim staking. The acquisition of detailed imagery and surface terrane models are being investigated as a precursor to project and target scale geophysical surveys.

All samples were collected by Mineoro Explorations and securely maintained through to submission to the ALS Minerals laboratory in Tuscon. Samples were analyzed by Fire Assay and ICP-MS. Internal laboratory QA/QC protocols were followed and 5% external standards are submitted with all sample batches.

RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023

Total assets	$16,598,937	$17,130,465	$16,598,857	$15,134,061
Total liabilities	$4,237,956	$3,407,774	$3,389,320	$2,087,488
Shareholders’ equity	$12,360,981	$13,722,691	$13,209,537	$13,046,573
Total revenue	$-	$-	$-	$-
Net loss for the period	$(1,523,910)	$(857,094)	$(1,513,401)	$(654,950)
Basic and diluted loss per share	$(0.28)	$(0.16)	$(0.31)	$(0.14)
Weighted average common shares outstanding	5,494,542	5,382,316	4,937,738	4,838,329

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022

Total assets	$15,965,124	$13,110,859	$13,300,444	$13,530,636
Total liabilities	$2,550,172	$3,130,028	$2,912,822	$2,841,312
Shareholders’ equity	$13,414,952	$9,980,831	$10,387,622	$10,689,324
Total revenue	$-	$-	$-	$-
Net earnings (loss) for the period	$(1,695,651)	$(608,178)	$321,952	$2,154,228
Basic and diluted earnings (loss) per share	$(0.39)	$(0.15)	$0.03	$0.54
Weighted average common shares outstanding	4,327,750	3,975,666	3,968,847	3,943,682

Six-month period ended September 30, 2024, compared with the six-month period ended September 30, 2023:

The Company had a net comprehensive loss for the six-month period ended September 30, 2024 of $2,381,004 (2023 – $2,303,829). The increase of $77,175 in the net loss for the six-month period ended September 30, 2024, compared to the six-month period ended September 30, 2023, was primarily due to the following:

●	Consulting of $92,640 (2023 - $111,289) decreased by $18,649 and was related to consulting services in connection with the NASDAQ listing in comparative period.
●	Investor relations and promotion of $812,175 (2023 - $263,611) increased by $548,564 and was primarily due to the Company’s effort to increase market awareness.
●	Listing fee of $5,000 (2023 - $47,485) decreased by $42,485 and was directly related to the Company’s NASDAQ listing in the comparative period.
●

Management and directors’ fees of $334,500 (2023 - $228,900) increased by $105,600 and was related to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

●	Office and miscellaneous of $157,245 (2023 - $89,521) increased by $67,724 and was mainly related to an increase of $95,821 in insurance costs after listing on the NASDAQ.
●	Share-based payments of $112,200 (2023 - $710,774) decreased by $598,574 due to the timing of stock option grants and the valuation using the Black-Scholes valuation model.
●	Transfer agent and filing fees of $61,303 (2023 - $171,863) decreased by $110,560 which was primarily related to fees associated with the additional NASDAQ listing in comparative period.
●	Travel of $8,414 (2023 - $41,778) decreased by $33,364 due to a decrease in trade shows, conferences and property site visits.
●

Gain on derivative liabilities of $228,283 (2023 - $186,378) increased by $41,905 due to the decrease in the Company’s share price from $0.61 USD at March 31, 2024 to $0.396 USD at September 30, 2024. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

●	Penalties and interest of $190,911 (2023 - $Nil) increased due to penalties and interest related to late filing fees on historical USA corporate tax returns.
●

Recovery of flow-through premium liability of $15,152 (2023 - $Nil) increased by $15,152 due to issuance of flow through shares where the Company fulfilled its obligation to spend the flow through funds raised therefore extinguished the liability.

Three-month period ended September 30, 2024 compared with the three-month period ended September 30, 2023:

The Company had a net comprehensive loss for the three-month period ended September 30, 2024, of $1,523,910 (2023 - $1,695,651). The net change of $360,595 in the net loss for the three-month period ended September 30, 2024, compared to the three-month period ended September 30, 2023, was primarily due to the following:

●	Consulting of $44,849 (2023 - $80,708) decreased by $35,859 and was related to consulting services in connection with the NASDAQ listing in comparative period.
●	Investor relations and promotion of $275,852 (2023 - $237,750) increased by $38,282 and was primarily the Company’s effort to increase market awareness.
●	Listing fee of $5,000 (2023 - $47,485) decreased by $42,485. The comparative period was higher directly as a result of the NASDAQ listing in the comparative period.
●

Management and directors’ fees of $168,000 (2023 - $93,900) increased by $74,100 and was related to increases to certain contracted or salaried employees and the addition of new employees due to the growth of the Company.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

●

Professional fees of $601,175 (2023 - $402,054) increased by $199,121 which was generally related to an increase in legal fees of in the current period relating to the Winston spin-out and Denison transaction.

●

Share-based payments of $112,200 (2023 - $694,987) decreased by $582,787 due to non-cash expenses and due to a timing and amount of stock option issuances during the period and valued using the Black-Scholes Method of calculating the expense.

●	Transfer agent and filing fees of $26,540 (2023 - $132,745) decreased by $106,205 which was primarily related to fees associated with additional NASDAQ listing in comparative period.
●	Foreign exchange loss of $30,200 (2023 - $38,730) decreased by $8,530 and related to the fluctuations in the U.S. dollar as compared to the Canadian dollar at each reporting date.
●

Gain on derivative liabilities of $52,806 (2023 - $186,378) decreased by $133,572 due to the decrease in the Company’s share price from $0.44 USD at June 30, 2024 to $3.396 USD at September 30, 2024. Warrants priced in U.S. dollars are classified as derivative liabilities as the Company’s functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that would be received by the Company if these warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period.

●	Penalties and interest of $190,911 (2023 - $Nil) increased due to penalties and interest related to late filing fees on historical USA corporate tax returns.

CAPITAL RESOURCES

As of the date of this MD&A, the Company is continuing its exploration programs on its Athabasca Property, Lithium Lane Properties (consisting of its Zoro, Jean Lake, Peg North and Grass River properties), and its Jol Lithium property. The Company intends to use available working capital and may issue additional common shares to cover the cost of this program.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Athabasca, Zoro, Jean Lake, Grass River and Winston properties as more particularly described in “Overall Performance” above.

During the period from April 1, 2024 to November 14, 2024

a)

closed a non-brokered private placement issuing 247,471 flow-through units consisting of one flow-through common share and one non-flow-through common share purchase warrant at $5.88 per unit for gross proceeds of $1,455,129 (of which $105,000 was received in March 2024 as subscriptions received in advance). The warrants are exercisable into common shares at a price of $4.00 until April 29, 2026. If at any time, the volume-weighted average trading price of the common shares on the CSE trades on or above $6.00 for 14 consecutive trading days, the Company may elect to accelerate the expiry date of the warrants by giving notice to the holders, by way of a news release, that the warrants will expire 30 calendar days following the date of such notice. The Company also paid a cash finder’s fees of $175 on the financing and issued 51 finder’s warrants (valued at $100), entitling the holder to purchase one common share at a price of $3.40 per share. All warrants and finder’s warrants are exercisable for a period of 24 months from the date of issuance expiring April 29, 2026. All securities issued under the second tranche will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $22,869 on the private placement. A value of $57,012 was attributed to the flow-through premium liability and $480,100 was allocated to reserves in connection with the financing. The Company is committed to incur a total of $1,455,129 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2025. As at September 30, 2024, the Company has spent $88,972 in qualifying CEE.

b)	issued 28,818 common shares at a value of $100,000 as part of the annual payment due under the Peg North Property option agreement.
c)	issued 12,106 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake option agreement.
d)	issued 1,369,810 common shares at a value of $5,876,485 as part of the acquisition payments due under the Athabasca Property option agreement.
e)	issued 425,682 common shares at a value of $1,670,119 for finder’s and advisory fees for the acquisition of Athabasca Property.

Net cash used in operating activities for the six-month period ended September 30, 2024 was $1,617,038 compared to cash used of $1,965,521 during the six-month period ended September 30, 2023. The net decrease of $348,483 in cash used in operating activities was primarily due to a net increase of $878,469 in cash used to pay working capital items such as Receivables, Prepaids and Accounts payable, compared to a net decrease of $436,238 for the comparable period, and a net decrease of $114,503 in non-cash expenditures, compared to a net increase of $774,546 for the comparable period, in the net loss for the six-month period ended September 30, 2024.

Net cash used in investing activities for the six-month period ended September 30, 2024 was $497,839 compared to $1,152,445 during the six-month period ended September 30, 2023, and consisted of $497,839 (2023 - $1,188,451) in net expenditures on exploration and evaluation assets.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Net cash provided by financing activities for the six-month period ended September 30, 2024 was $1,283,920 compared to $4,923,097 during six-month period ended September 30, 2023. The net decrease was due to share issuances for gross proceeds of $1,350,129 (2023 - $5,418,400), offset by share issuance costs of $22,869 (2023 - $387,416), loan interest payments of $43,340 (2023 - $72,074), and repayment of lease obligations of $Nil (2023 - $35,813).

CONTRACTUAL OBLIGATIONS

Other than described in “Capital Resources” and certain stock option and consulting agreements, the Company does not presently have any other material contractual obligations. See “Transactions with Related Parties”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the six-month periods ended September 30, 2024, and 2023 was as follows:

	Management and Directors fees	Consulting and Investor Relations fees	Share-based payments	Total
Period ended September 30, 2024:
Chief Executive Officer	$135,000	$-	$-	$135,000
Chief Operating Officer	84,000	-	-	84,000
Chief Financial Officer	11,250	-	-	11,250
Former Chief Financial Officer	29,250	-	-	29,250
Directors	75,000	-	-	75,000
	$334,500	$-	$-	$334,500
Period ended September 30, 2023:
Chief Executive Officer	$92,250	$-	$209,647	$301,897
Chief Operating Officer	-	61,200	104,824	166,024
Chief Financial Officer	16,650	-	131,030	147,680
Directors	66,000	-	97,593	163,593
Former Chief Executive Officer and Current Director	18,000	-	32,531	50,531
Former Chief Financial Officer	36,000	-	-	36,000
	$228,900	$61,200	$575,625	$865,725

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (collectively, the “Loan”), included in short-term loans payable, with Jason Barnard, CEO, and Christina Barnard, COO, of the Company. The Loan accrues interest at a rate of 9% (amended on Oct 4, 2024, from 11.35%; first amendment on May 1, 2023, from 8.35%), payable monthly, and matures on October 4, 2025 (amended on May 1, 2023, from May 10, 2023, to May 10, 2024;  amended on April 26, 2024, from May 10, 2024, to May 10, 2025, and then further amended on October 4, 2024, from May 10, 2025, to October 4, 2025). With the exception of the Athabasca Properties, the Loan is secured against all of the assets of the Company. The Company paid or accrued $65,186 (2023 - $61,420) in interest on the Loan during the period ended September 30, 2024.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

The amounts due to related parties included in accounts payable and accrued liabilities are unsecured, non-interest bearing, and have no specific terms of repayment, are as follows:

	September 30, 2024	March 31, 2024

Chief Executive Officer	$88,913	$20,769
Chief Operating Officer	117,445	21,084
Directors	-	127
Former Directors	27,000	45,000
	$233,358	$86,980

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

PROPOSED TRANSACTIONS

On July 29, 2024, the Company entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of its wholly owned subsidiary, Sierra, into the newly incorporated related company, Rio Grande Resources Ltd. (“Rio Grande” or “RGR”) by way of a plan of arrangement (the “Arrangement”). It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note, from a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027, in such amount bearing interest of 8.95% per annum starting 4 months from the Effective Date (the “Barnard Promissory Note”).  The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note to the Company, due for repayment on or before November 5, 2027, in such amount bearing interest of 8.95% per annum starting 4 months from the Effective Date (the “Foremost Promissory Note”).  The Foremost Promissory Note is unsecured.

Pursuant to the  terms of the Arrangement, the Company will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to the Company as at the Effective Date and (ii) will assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

Notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) new Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this; and

ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

The Company and Rio Grande acknowledge and agree that:

i)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:
●	one new Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and
●

two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time, and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time;

iii)

and the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

The Arrangement will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will borrow certain funds from Foremost and Jason and Christina Barnard and issue the Foremost Promissory Note and the Barnard Promissory Note in connection therewith.

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Please refer to condensed interim consolidated financial statements on www.sedarplus.ca.

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue securities through private placements. The Company is not exposed to any externally imposed capital requirements.

The Company’s overall strategy remains unchanged from fiscal year 2024 (see our quarterly and annual filings).

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment and derivative liability were calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, the current portion of net investment in sublease, lease obligations and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2024, the Company had a cash balance of $167,305 (March 31, 2024 – $998,262) to settle current liabilities of $3,809,293 (March 31, 2024 – $2,732,374). All of the Company’s financial liabilities, except only certain loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets in a foreign currency.

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  The Company does not currently generate revenue so has limited exposure to price risk.

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Security Data as at November 14, 2024

As of November 14, 2024, the following common shares, stock options and warrants were issued and outstanding:

Issued and Outstanding Common Shares – 7,291,896

Issued and Outstanding Stock Options – 317,000 as follows:

Expiry Date	Exercise Price	Balance November 14, 2024

March 8, 2025	$15.50	4,000
September 2, 2025	$12.75	20,000
September 6, 2025	$13.75	8,000
November 20, 2025	$4.00	6,000
December 2, 2025	$9.00	42,000
December 13, 2025	$9.50	21,000
March 26, 2026	$3.30	20,000
August 25, 2026	$5.65	17,500
September 6, 2026	$6.60	32,500
November 1, 2026	$7.50	10,000
December 4, 2026	$5.47	20,000
September 6, 2028	$6.60	60,000
February 15, 2029	$3.98	20,000
July 23, 2029	$3.91	36,000
Total		317,000

Issued and Outstanding Warrants – 1,389,063 as follows:

Expiry Date	Exercise Price		Balance November 14, 2024

August 24, 2028	$	USD 6.25	800,000
March 13, 2026		$4.00	341,592
April 29, 2026		$4.00	247,471
Total			1,389,063

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Foremost Clean Energy Ltd. (Formerly, Foremost Lithium Resource & Technology Ltd.) Management Discussions and Analysis Period Ended September 30, 2024

Issued and Outstanding Agents Warrants – 43,325 as follows:

Expiry Date	Exercise Price		Balance November 14, 2024

August 21, 2028	$	USD 6.25	40,000
March 13, 2026		$3.40	3,274
April 29, 2026		$4.00	51
Total			43,325

Except as disclosed above, there are no other options, warrants or other rights to acquire common shares of the Company outstanding. However, see “Overall Performance” for details of certain optional common share payments that the Company will be required to make in order to maintain and/or exercise its existing option agreements to acquire certain material property interests (the Manitoba Lithium Claims and the Zoro North Claims).

Additional Disclosure for Junior Issuers

The Company does not have sufficient working capital to cover its estimated operating and exploration expenses for the 12 months following. Thus, the Company will require additional funds to cover its estimated general and administrative expenses. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. See “Risks and Uncertainties” below. Please refer to these condensed interim consolidated financial statements for information on the exploration expenditures on a property-by-property basis.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which, even with a combination of experience, knowledge and careful evaluation, may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and anticipates that it will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors, including: the cost of exploration and development operations; variations of the grade of any ore mined; the rate of resource extraction; fluctuations in the price of resources produced; government regulations relating to royalties; taxes; environmental protection; and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims, and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the lack of an active market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest. Finally, the Company has no history of earnings, and there is no assurance that any of its current or future mineral properties will generate earnings, operate profitably or provide a return on investment in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering its early stage of operations.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the Company’s continuous and financial disclosure filings which can be assessed on the SEDAR+ website at www.sedarplus.ca.

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